CONFIDENTIAL TREATMENT REQUESTED BY

CALLAWAY GOLF COMPANY: ELY-00 1

November 23, 2010

Via EDGAR

United States Securities and Exchange Commission

Attention: David R. Humphrey, Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Callaway Golf Company
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-10962

and

Definitive 14A

Filed April 1, 2010

File No. 1-10962

Dear Mr. Humphrey:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 2, 2010, relating to Callaway Golf Company’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2009 and the Proxy Statement for the Company’s 2010 Annual Meeting of Shareholders (the “Proxy Statement”). Certain portions of this letter have been redacted pursuant to a Freedom of Information Act (“FOIA”) confidential treatment request submitted under 17 CFR 200.83 (“Rule 83”) and filed separately with the Commission. Redacted portions are marked with “[* * *].” We request that the Commission staff promptly inform the undersigned of any request for disclosure of all or a portion of such material made pursuant to FOIA or otherwise, so that we are provided an opportunity to substantiate this request for confidential treatment in accordance with Rule 83. A copy of this request is concurrently being delivered to the Office of Freedom of Information and Privacy Act Operations of the Commission.

Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

CONFIDENTIAL TREATMENT REQUESTED BY

CALLAWAY GOLF COMPANY: ELY-00 2

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 4. Investments, page F-15

Investment in Golf Entertainment International Limited Company

1.	With respect to your investment in preferred shares of Golf Entertainment International (GEI), please provide us with a summary of your most recent impairment analysis. Include a discussion of the major assumptions underlying such analysis.

Company’s Response:

In late 2006, the Company acquired approximately $10 million of preferred stock of Golf Entertainment International Limited (“GEI”). Because this investment represented less than a 20% interest in GEI and because the Company did not have the ability to significantly influence the operating and financial policies of GEI, the Company recorded this investment at cost in accordance with ASC Topic 325, “Investments – Other.” The Company periodically evaluates the recoverability of the carrying amount of this investment whenever events or changes in circumstances indicate that the carrying amount of this investment may not be fully recoverable or exceeds its fair value.

From the time of investment through December 31, 2009, GEI’s business improved and there were no events or changes in circumstances that indicated the carrying amount of this investment was not fully recoverable or exceeded its fair value. As such, the Company did not conduct an impairment analysis through December 31, 2009. During the second quarter of 2010, however, the Company considered making an additional significant investment in GEI. In considering this investment, the Company conducted a valuation of GEI.

This valuation consisted of a discounted cash flow analysis based upon reasonable assumptions relating to GEI as to (i) future capital fundraising, (ii) number of future sites, (iii) cost of future sites, (iv) site performance, (v) corporate costs, (vi) terminal value multiple, and (vii) discount rate. In general, the assumptions the Company used in its valuation were more conservative than the assumptions GEI used in its long-range growth strategy. The specific assumptions the Company used in its valuation analysis are provided in Exhibit A. Based upon these assumptions, the Company concluded that the value of the Company’s interest in GEI exceeded the carrying value of the Company’s investment as of June 30, 2010.

2.	We note that you and other GEI shareholders have entered into certain loan agreements with GEI to provide funding to GEI for certain capital projects as well as operational needs. Please tell us (i) the maximum amount that can be drawn by GEI under these loan agreements, (ii) your portion of the overall funding commitment, and (iii) the approximate breakdown between capital projects and operational needs of amounts borrowed by GEI.

CONFIDENTIAL TREATMENT REQUESTED BY

CALLAWAY GOLF COMPANY: ELY-00 3

Company’s Response:

Set forth in Exhibit B is a schedule listing Callaway’s maximum funding commitments to GEI. As set forth in the applicable loan documentation, GEI was generally permitted to use the loan proceeds for any corporate purpose. The Company has no remaining funding commitment under the loans listed in Exhibit B. As disclosed in the Company’s financial statements, the Company, however, still has an arrangement to provide collateral in the form of a letter of credit up to $8,000,000 for a loan that a third party financial institution issued to GEI. As discussed with Ms. Beverly A. Singleton of your office, we have provided information about GEI’s loans only with regard to our commitments.

3.	Please provide us with a summary of interest on your loans to GEI since you made your original investments in GEI during the fourth quarter of 2006. In this regard, we note the disclosure in Note 4 that you will receive annual interest at market rates on the loaned amounts. However, the amount of accrued interest recorded by you appears to have increased substantially in recent periods. In your response, please tell us the interest rate on the loans, and show separately the amounts accrued and the amounts received from GEI for interest on such loans.

Company’s Response:

Set forth in Exhibits B and C is a summary of interest on the GEI loans, including interest rates and interest the Company accrued since its original investment through December 31, 2009. The Company has not yet received any amount for the accrued interest but fully expects to receive value for the accrued interest in the form of cash or additional equity upon conversion of the loans. The year over year increase in accrued interest and fees as reported in the notes to the Company’s financial statements is primarily the result of (i) an increase in fees for the additional loans (ii) as well as the timing of new loans. As shown in Exhibit B, new loans were typically made toward the end of the year and as such the Company accrued interest on the new loans for only a few months in the year first made.

Definitive Proxy Statement on Schedule 14A

General

4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and tell us the process you undertook to reach that conclusion.

CONFIDENTIAL TREATMENT REQUESTED BY

CALLAWAY GOLF COMPANY: ELY-00 4

Company’s Response:

We first note that the Company spends a considerable amount of time, effort, and resources to ensure that the Company’s compensation polices and practices are reasonable. To this end, as stated in the Company’s Compensation Discussion and Analysis, one of the responsibilities of the Compensation and Management Succession Committee is to ensure that the Company’s executive compensation programs provide appropriate incentives and do not encourage excessive risk taking.

In preparing the Company’s 2010 Proxy Statement, the Company considered the disclosure requirements set forth in Item 402(s) of Regulation S-K. In considering these requirements, the Company’s Human Resources Department and Law Department together conducted a review of all of the Company’s compensation policies and practices for all employees, including executive officers. This review included (i) the identification and analysis of any risk-taking incentives inherent in the design or operation of these policies and practices, (ii) an evaluation of the likelihood that any such risk-taking incentives could have a material effect on the Company, and (iii) the identification and analysis of any controls, policies, or other factors that could mitigate or offset any such risks. Upon completion of this review, members of the Human Resources Department and Law Department reviewed and discussed their findings and conclusions with the Chief Executive Officer, the Compensation and Management Succession Committee, and the committee’s independent compensation consultant (Mercer). As a result of this review, the Company concluded that the Company did not have any compensation policies or practices which, after taking into account any mitigating or offsetting controls or policies, were believed to be reasonably likely to have a material adverse effect on the Company.

This conclusion was based on, among other things, the approach employed by the Company in developing its compensation polices and practices. First, in setting these policies and practices, the Company was careful to ensure that they were consistent with the Company’s strategic objectives and that none of the policies or practices varied significantly from the overall risk and reward structure of the Company. As a result, by design, no individual award is large enough such that its value could create material financial risk to the Company. Second, the Company employed a balanced approach to its policies and practices. More specifically, in setting these policies and practices, the Company balanced short-term and long-term incentives; cash and equity based compensation; service based and performance based compensation; and corporate and individual performance incentives. The Company believes that this overall balanced approach significantly reduces the risk that the Company’s compensation policies or practices could have a significant adverse effect on the Company. Third, the Company’s incentive plans could not be easily manipulated as they provide for a minimum level of overall corporate profitability before any payout occurs. Fourth,

CONFIDENTIAL TREATMENT REQUESTED BY

CALLAWAY GOLF COMPANY: ELY-00 5

the Company believes that certain of its policies and programs, such as its stock ownership guidelines and compensation forfeiture provisions applicable to certain senior officers, also mitigate any risk taking incentive inherent in any compensation policies or practices. Lastly, the Compensation and Management Succession Committee of the Board of Directors, which is comprised solely of independent directors, has the authority in certain circumstances to consider factors outside of the incentive plans and to exercise discretion to adjust the funding of incentive awards.

Because the Company concluded that risks arising from the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company, the Company also concluded that no disclosure under Section 402(s) of Regulation S-K was required.

Acknowledgments

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to the Staff’s comments. We believe our responses address your comments. If you have any questions or require any further information regarding this matter, please contact the undersigned at 760-804-4056.

Very truly yours,

/s/ Brian P. Lynch
Brian P. Lynch
Vice President and
Corporate Secretary

Cc:	Beverly A. Singleton
Tonya Bryan

CONFIDENTIAL TREATMENT REQUESTED BY

CALLAWAY GOLF COMPANY: ELY-00 6

Exhibit A

Significant Assumptions

Used in Valuation of

Golf Entertainment International

(as of June 30, 2010)

Capital Fundraising Ability Equity Bank Debt	$	[ [	* * *]/$[* * *] * * *]
Site Build Plan		[	* * *]
Site Build Costs	$	[	* * *]
Existing Sites Performance		[	* * *]%
Future Sites Performance		[	* * *]
Corporate Costs		[	* * *]%-[* * *]% [* * *]
Terminal Value Multiple		[	* * *]
Discount Rate		[	* * *]% [* * *]% [* * *]

CONFIDENTIAL TREATMENT REQUESTED BY

CALLAWAY GOLF COMPANY: ELY-00 7

Exhibit B - Callaway’s Commitment Under GEI Shareholder Loans

Convertible Shareholder Loan No.	Callaway’s Maximum Funding Commitment	Interest Rate	Use of Proceeds	Date of Funding	Amount Funded	Fees	Principal Balance	Callaway’s Remaining Funding Commitment
($’s in thousands)
Loan 1	$2,129	[* * *]% [* * *]	Corporate Purposes	Sep-07	$1,150	$160	$1,310	none
				Oct-07	$802	$17	$819
				Total	$1,952	$177	$2,129
Loan 2	$2,288	[* * *]% [* * *]	Corporate Purposes	Dec-07	$1,232	$268	$1,500	none
				Sep-08	$764	$24	$788
				Total	$1,996	$292	$2,288
Loan 3	$325	[* * *]% [* * *]	Corporate Purposes	Jan-09	$—	$325	$325	none

*	[* * *]% [* * *]% [* * *].

Exhibit C - Accrued Interest and Fees

($’s in thousands)
For the Year Ended	Principal	Interest Income	Fees	Accrued Interest & Fees	Total Investment	Interest & Fees Received
12/31/2007	$3,629	$69	$445	$514	$3,698	$—
12/31/2008	$4,417	$511	$24	$1,049	$4,997	$—
12/31/2009	$4,742	$860	$325	$2,234	$6,182	$—